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                                UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549


                                SCHEDULE 13D
                  Under the Securities Exchange Act of 1934
                             (Amendment No. 5)*

                           WESTERBEKE CORPORATION
                           ----------------------
                              (Name of Issuer)

                                COMMON STOCK
                                ------------
                       (Title of Class of Securities)

                                  957547102
                                  ---------
                               (CUSIP Number)

John H. Westerbeke, Jr.                     Copy to:
and Westerbeke Acquisition Corporation      Pepe & Hazard LLP
Myles Standish Industrial Park              Goodwin Square
150 John Hancock Road                       Hartford, CT  06103
Taunton, MA  02780                          (860) 522-5175
(508) 823-7677 Ext. 501                     Attn: Walter W. Simmers
         (Name, Address and Telephone Number of Person Authorized to
                     Receive Notices and Communications)

                              December 4, 2003
                              ----------------
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 957547102
-------------------

      1.    Names of Reporting Persons.  John H. Westerbeke, Jr.
            I.R.S. Identification Nos. of above persons (entities only).


      2.    Check the Appropriate Box if a Member of a Group (See
Instructions)

            (a)   x

            (b)

      3.    SEC Use Only

      4.    Source of Funds (See Instructions)   PF.

      5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or (e)

      6.    Citizenship or Place of Organization   U.S.A.


Number of         7.    Sole Voting Power   0.
Shares Bene-
ficially by       8.    Shared Voting Power   1,098,250.
Owned by Each
Reporting         9.    Sole Dispositive Power   0.
Person With
                  10.   Shared Dispositive Power   1,098,250.

      11.   Aggregate Amount Beneficially Owned by Each Reporting Person
            1,098,250.

      12. Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

      13.   Percent of Class Represented by Amount in Row (11)   56.2%.

      14.   Type of Reporting Person (See Instructions)

                        IN

CUSIP No. 957547102
-------------------

      1. Names of Reporting Persons. Westerbeke Acquisition Corporation I.R.S. Identification Nos. of above persons (entities only).
                  (Applied for).

      2.    Check the Appropriate Box if a Member of a Group (See
            Instructions)

            (a)   x

            (b)

      3.    SEC Use Only

      4.    Source of Funds (See Instructions)   00.

      5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or (e) -

      6.    Citizenship or Place of Organization   Delaware.


Number of         7.    Sole Voting Power   0
Shares Bene-
ficially by       8.    Shared Voting Power   1,098,250.
Owned by Each
Reporting         9.    Sole Dispositive Power   0.
Person With
                  10.   Shared Dispositive Power   1,098,250.

      11.   Aggregate Amount Beneficially Owned by Each Reporting Person
            1,098,250.

      12. Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) x

      13.   Percent of Class Represented by Amount in Row (11)   56.2%.

      14.   Type of Reporting Person (See Instructions)

                        CO

      The Statement on Schedule 13D, dated May 12, 2003 as amended on June 4, 2003, July 16, 2003, August 1, 2003 and October 22, 2003 filed by John
H. Westerbeke, Jr. and Westerbeke Acquisition Corporation ("Acquisition") is hereby further amended by this Amendment No. 5 to reflect a proposed resolution to the purported class action lawsuit commenced in May, 2003 against Westerbeke Corporation (the "Company") and its directors, including Mr. Westerbeke, with respect to the proposed merger of the Company with Acquisition. This Amendment No. 5 is being filed by both Mr. Westerbeke and Acquisition.

Item 4.  Purpose of Transaction

      Item 4 is hereby amended by adding the following language:

      On December 4, 2003, following settlement discussions between counsel for the defendants and counsel for the plaintiffs in the purported class action stockholders litigation commenced in May, 2003 in Delaware against the Company and its directors, including Mr. Westerbeke, with respect to the proposed merger of the Company and Acquisition, such counsel have entered into a memorandum of understanding ("MOU") with respect to a proposed settlement of the litigation. (See Exhibit 9). As part of the proposed settlement, the cash merger consideration to be paid in connection with the merger would be increased from $3.00 to $3.26 per share. Mr. Westerbeke for himself, and on behalf of Acquisition, agreed to the increase in the merger consideration to $3.26 per share in order to avoid the ongoing costs, uncertainties and distractions inherent in litigation. Pursuant to the MOU, the parties agreed, subject to various conditions, to enter into a settlement agreement and to use their best efforts to gain approval of the settlement by the Delaware courts. Without any admission of fault by the defendants, the MOU contemplates a dismissal of all claims with prejudice and a release in favor of all defendants of any and all claims related to the proposed merger that have been or could have been asserted by the plaintiffs or any members of the purported class.

      The settlement is subject to numerous conditions, including the completion of confirmatory discovery, the execution of a settlement agreement, final approval of the settlement by the Delaware courts, and completion of the merger. Because the proposed settlement is subject to execution of a settlement agreement, completion of the merger and the other conditions described above and in the MOU, there can be no assurance that the proposed settlement will be completed on such terms or that the merger will be completed.

Item 7.  Materials to be filed as Exhibits.

      9.  Memorandum of Understanding dated December 4, 2003.

                                  SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief I certify that the information set forth in this statement is true, complete and correct.

                        WESTERBEKE ACQUISITION CORPORATION



                        By: /s/ John H. Westerbeke, Jr.    December 12, 2003
                        ----------------------------------------------------
                        John H. Westerbeke, Jr.                 (Date)
                        Its President



                        By: /s/ John H. Westerbeke, Jr.    December 12, 2003
                        ----------------------------------------------------
                        John H. Westerbeke, Jr.                 (Date)